UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2023

Multi-Housing Income REIT, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10764

Delaware	82-3405225
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9050 North Capital of Texas Highway Suite 320 Austin, Texas 78759	(512) 872-2898
(Address of principal executive offices)	Issuer’s telephone number, including area code

Item 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

The Company was formed on October 17, 2017. The Company was originally formed as a Maryland corporation, but on March 18, 2022, the Company completed a reorganization to become a Delaware limited liability company. As of June 30, 2023, the Company had invested a total of $4,938,021 in 7 separate real estate projects:

Name of Project	Amount of Investment	Nature of Investment
The Quinn at Westchase	$2,000,000	Equity
Water Ridge Apartments	$540,000	Equity
Capital on 28th	$210,000	Equity
Newport Apartments	$115,000	Equity
Lookout at Comanche Hill Apartments	$780,500	Equity
The Jax Apartments	$761,038	Equity
CG Sunset Land	$531,483	Equity

As of June 30, 2023, we had cash balances, including cash equivalents, of $104,864 and the book value of our real estate assets and deferred offering costs, tax, and other assets (combined) was $4,754,447 and $62,408, respectively.

During the period from January 1, 2023, through June 30, 2023, the Company received the following distributions from these projects:

Chronos (sold)	1,658	5.5%
Lookout at Comanche Hill Apartments	9,741	32.4%
Casoro Capitol on 28th, LP	7,503	25%
Newport Apartments	1,724	5.7%
Water Ridge Apartments	9,394	31.3%

Total	$30,021	100%

During the period from January 1, 2023, through June 30, 2023 (the “Operating Period”), the Company distributed $6,332 in cash to its shareholders.

Liquidity & Capital Resources

The Company has already conducted two previous offerings under Regulation A. The first offering was qualified by the SEC on June 18, 2018 and the second on July 22, 2022. Together, the Company raised approximately $609,841 in those offerings. The Company filed a new offering statement on August 10, 2023 (the “New Offering” and together with the original Offering, the “Offerings”). The New Offering is still pending qualification with the SEC.

For the most part, we will use (and have used) the proceeds of the Offering to buy, renovate (where necessary), and operate a portfolio of real estate properties. We may also borrow money to finance a portion of the costs of buying and renovating property.

We will also use a portion of the proceeds of the Offering to make certain payments to our Manager. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we expect to make payments to our Manager in connection with the management of our assets and costs incurred by our Manager in providing services to us. During our hold period, we expect to make payments to our Manager to implement property value enhancement activities.

We have certain fixed operating expenses regardless of whether we are able to raise substantial funds in the Offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to pay dividends.

Trend Information

During the Operating Period, the Company was faced with many challenges and opportunities.

●	Our primary market risk is interest rate risk. To mitigate this risk, our Manager follows certain practices such as (1) balancing levels of fixed and floating rate debt and (2) refinancing our outstanding debt when we believe doing so is advantageous to our shareholders.

●	Investment capital within real estate has pulled back significantly due to the rapidly rising interest rate environment, making acquisitions more difficult. In the current market, there is a concept known as “negative leverage,” which occurs when the capitalization rate on a property is lower than the interest rate on the debt used to finance a purchase. In a typical market, debt is used to amplify an investment’s return. In the current capital markets environment, certain borrowing rates may reduce the investment’s return. For that reason, the Manager seeks to identify investments where debt is assumable and existing debt is accretive to the investment.

●	The current market also reflects what is known as a wide “bid-ask spread” which occurs when there is a large gap between the highest price a buyer is willing to pay and the lowest price a seller is willing to accept. This is largely due to the high cost of borrowing which is typically used to finance the acquisition of commercial real estate. Higher borrowing costs mean that purchase prices need to decrease for investors to meet certain return hurdles. For this reason, the Manager expects to hold its real estate investments in the near-term, however, the Manager regularly evaluates the best strategy for each asset. This concept also makes near-term investing opportunities harder to source because sellers are not typically willing to sell at a price that makes sense for return hurdles.

●	We had initially planned to invest in, among other types of properties, student housing and senior living housing. Our strategy shifted due to the well-documented negative impact of the COVID-19 pandemic on these asset types. The multifamily asset class continues to be the most liquid of all commercial real estate asset classes, which is where we continue to focus our efforts.

●	Our Manager is highly focused on improving property operations so that assets operate efficiently. This occurs by strategically reducing expenses where possible and maintaining or improving occupancy levels. In markets where the REIT is invested, a large amount of new-build supply is expected to be delivered in the coming quarters. In order to retain tenants, the Manager will deploy aggressive tenant retention strategies which will help the assets compete with more expensive, new supply.

While we expect at least some of these trends to continue in the short term, we believe there is significant cause for optimism regarding the Company’s potential moving forward. Among these reasons are positive economic trends as detailed below.

According to data from the Federal Reserve and Bureau of Labor Statistics, as it specifically pertains to our largest two markets where our investments are located:

●	As of August 2023, unemployment rates in San Antonio and DFW are 3.9% and 3.9%, respectively, which is lower than the state unemployment rate of 4.1% and in-line with the national unemployment rate of 3.8%.

●	The San Antonio MSA experienced 1.9% population growth between 2021 and 2022, while the DFW MSA experienced 2.2% population growth over the same period. DFW had the highest numeric increase in population between 2021 and 2022 of any US metro area. These population growth rates are above the state population growth rate of 1.4% and the national population growth rate of 0.1%. Texas continues to be one of the fastest growing states in the United States and outlook for future population growth remains positive.

Although we have no way of knowing if these trends will continue in the future, we believe that the balance of the evidence shows favorable operating conditions for the Company moving forward.

Item 2

Other Information

None.

Item 3

Financial Statements

Multi-Housing Income REIT, Inc.

Consolidated Balance Sheet as of June 30, 2023

Assets
Cash and cash equivalents	104,864
Real estate investments, at cost	2,325,000
Real estate investments, equity method	2,429,447
Deferred offering costs, net	27,032
Deferred tax asset	25,765
Other assets	9,611
Total Assets	$4,921,719

Liabilities
Asset management fee payable	381,152
Due to affiliate	6,547
Accrued expenses	33,999
Distribution payable	3,510
Miscellaneous Payable	7,492

Shareholders’ Equity	4,489,019

Total Liabilities & Shareholder’s Equity	$4,921,719

Consolidated Statement of Operations for the six-month period ended June 30, 2023

Interest and distribution income	30,021
Redemption fee income	46
Total Revenue	30,067

Asset management fee	45,513
Marketing costs	31,774
Professional fees	48,788
General and administrative expenses	15,253
Other expenses	3,407
Total Expenses	144,735

Net Income (Loss)	(114,668)

Consolidated Statement of Operations for the fiscal year ended December 31, 2022

Interest and distribution income	7,626
Redemption fee income	670
Total Revenue	8,296

Asset management fee	46,436
Marketing costs	38,465
Professional fees	50,814
General and administrative expenses	15,194
Other expenses	4,020
Total Expenses	154,929

Net Income (Loss)	(146,633)

Consolidated Statement of Cash Flows for the six-month period ended June 30, 2023

OPERATING ACTIVITIES
Net Income (Loss)	(114,688)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Net change in asset management fee payable	25,513
Net change in accrued expenses	23,750
Net change in other assets	17
Net change in deferred revenue	7,492

Net Cash Provided By Operating Activities	(57,896)
FINANCING ACTIVITIES
Proceeds from the issuance of common stock,	178,000
Payment of redemptions	(61,014)
Payment of cash distributions	(9,915)
Net Cash Used By Financing Activities	107,071

Net Change in Cash	49,175
Cash and cash equivalents, Beginning of year	55,689
Cash and cash equivalents, End of June 30, 2023	104,864

Consolidated Statement of Cash Flows for the six-month period ended June 30, 2022

OPERATING ACTIVITIES
Net Income (Loss)	(146,633)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Net change in asset management fee payable	46,436
Net change in accrued expenses	(91,125)
Net change in other assets	9,975
Net change in deferred revenue	(670)
Net Cash Provided By Operating Activities	(182,017)

INVESTING ACTIVITIES
Investment in cost method investee	(369,163)
Net Cash Used By Investing Activities	(369,163)
FINANCING ACTIVITIES
Proceeds from the issuance of common stock,
Payment of redemptions	(63,634)
Payment of cash distributions	(28,696)
Net Cash Used By Financing Activities	(92,330)

Net Change in Cash	(643,510)
Cash and cash equivalents, Beginning of year	835,028
Cash and cash equivalents, End of June 30, 2022	191,518

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the six-month period ended June 30, 2023.

	Common Shares		Additional Paid-in	Retained earnings (Accumulated	Total Shareholders’
	Shares	Amount	Capital	Deficit)	Equity
Balance as of December 31, 2022	609,841	$610	$4,494,422	$(63,013)	$4,432,019
Proceeds from issuance of common shares	15,766	15	177,985	-	178,000
Distributions declared on common shares	(561)	6	(6,338)		(6,332)
Net loss	-	-	-	(114,668)	(114,668)
Balance as of June 30, 2023	625,046	$631	$4,666,069	$(177,681)	$4,489,019

For the six-month period ended June 30, 2022.

	Common Shares		Additional Paid-in	Retained earnings (Accumulated	Total Shareholders’
	Shares	Amount	Capital	Deficit)	Equity
Balance as of December 31, 2021	614,001	$614	$4,682,468	$76,819	$4,759,901
Redemptions of common shares	(226)	-	(2,257)	-	(2,257)
Distributions declared on common shares	-	-	(30,000)	-	(30,000)
Net income	-	-	-	(146,633)	(146,633)
Balance as of June 30, 2022	613,775	$614	$4,650,211	$(146,633)	$4,581,011

Item 4

Exhibits

Exhibit 1A-2A*	Maryland Articles of Incorporation
Exhibit 1A-2B*	Delaware Certificate of Formation and Certificate of Conversion
Exhibit 1A-2C*	Maryland Articles of Conversion
Exhibit 1A-2D*	Limited Liability Company Agreement
Exhibit 1A-4*	Form of Investment Agreement
Exhibit 1A-6A*	Management Agreement

*	All Exhibits are incorporated by reference to those previously filed.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2023	Multi-Housing Income REIT, Inc.

	By:	Casoro Capital Partners, LLC

	By	/s/ Monte Lee-Wen
Monte Lee-Wen,
Chief Executive Officer

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed by the following persons in the capacities and on the dates indicated.

/s/ Monte Lee-Wen
Monte Lee-Wen
Chief Executive Officer
September 29, 2023